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                                                                             Exhibit 99(d)

                        Entergy Mississippi, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
   Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                                                    March
                                                                 1993      1994      1995      1996       1997      1998

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Fixed charges, as defined:
  Total Interest                                                  55,359    52,764    51,635    48,007     45,274    44,186
  Interest applicable to rentals                                   1,264     1,716     2,173     2,165      1,947     1,853
                                                                -----------------------------------------------------------

Total fixed charges, as defined                                   56,623    54,480    53,808    50,172     47,221    46,039

Preferred dividends, as defined (a)                               12,990     9,447     9,004     7,610      5,123     4,870
                                                                -----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined       $69,613   $63,927   $62,812   $57,782    $52,344   $50,909
                                                                 ==========================================================

Earnings as defined:

  Net Income                                                    $101,743   $48,779   $68,667   $79,210     66,661    63,503
  Add:
    Provision for income taxes:
    Total income taxes                                            55,993    12,476    34,877    41,107     26,744    25,584
    Fixed charges as above                                        56,623    54,480    53,808    50,172     47,221    46,039
                                                                -----------------------------------------------------------
Total earnings, as defined                                      $214,359  $115,735  $157,352  $170,489   $140,626  $135,126
                                                                ===========================================================

Ratio of earnings to fixed charges, as defined                      3.79      2.12      2.92      3.40       2.98      2.94
                                                                ===========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                    3.08      1.81      2.51      2.95       2.69      2.65
                                                                ===========================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.



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